UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clean Diesel Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18449C 10 4

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Cycad Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 379,331 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 379,331 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,331 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Percentage ownership is calculated on the basis of 9,290,186 shares issued and outstanding as reported in the Issuer’s Form 10Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS K. Leonard Judson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 385,679 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 385,679 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,679 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Percentage ownership is calculated on the basis of 9,290,186 shares issued and outstanding as reported in the Issuer’s Form 10Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Paul F. Glenn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 385,679 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 385,679 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,679 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Percentage ownership is calculated on the basis of 9,290,186 shares issued and outstanding as reported in the Issuer’s Form 10Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 5 of 10 Pages

Item 1(a)	Name of Issuer:

Clean Diesel Technologies, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4567 Telephone Road

Suite 206

Ventura, CA 93003

Item 2(a)	Names of Persons Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Cycad Group, LLC (“Cycad”)

(ii)	K. Leonard Judson (“Judson”); and

(iii)	Paul F. Glenn (“Glenn”)

Judson and Glenn are the sole managers and directors of Cycad (in such capacity, together the “Cycad Directors”). Judson and Glenn are also officers and directors of the Glenn Foundation For Medical Research, Inc. (“Foundation”). Judson and Glenn are reporting shares owned by the Foundation in this Schedule 13G for disclosure purposes. However, the reporting in this Schedule 13G of shares of the Issuer owned by the Foundation shall not be construed as an admission that Judson or Glenn is the beneficial owner of such shares, and by this statement Judson and Glenn each expressly disclaims any such beneficial ownership.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business office of Cycad, Judson and Glenn is:

1270 Coast Village Circle

Santa Barbara, CA 93108

Item 2(c)	Citizenship:

(i)	Cycad is a California limited liability company;

(ii)	Judson is a U.S. citizen; and

(iii)	Glenn is a U.S. citizen.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 6 of 10 Pages

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e)	CUSIP Number:

18449C 401

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: ☐

Not applicable.

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of the date hereof:

  (i) Cycad may be deemed to be the beneficial owner of 379,331 shares of Common Stock (including (A) 369,472 outstanding shares of Common Stock and (B) 9,859 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Person);

  (ii) the Foundation may be deemed to be the beneficial owner of 6,348 shares of Common Stock; and

  (iii) Judson and Glenn, in their capacities as Cycad Directors and as Foundation officers and directors, may each be deemed to be the beneficial owners of 385,679 shares of Common Stock (including (A) 375,820 outstanding shares of Common Stock and (B) 9,859 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Persons).

  All such Common Stock is held directly by Cycad and the Foundation in the amounts set forth above. Judson and Glenn disclaim beneficial ownership of the Common Stock beneficially owned by Cycad except to the extent of their pecuniary interest therein. Judson and Glenn have no pecuniary interest in the Common Stock beneficially owned by the Foundation, which is a tax exempt entity organized under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and disclaim beneficial ownership of such Common Stock.

Item 4(b)	Percent of Class:

  As of the date hereof, assuming full exercise of the warrants beneficially owned by the Reporting Persons:

  (i) Cycad may be deemed to be the beneficial owner of approximately 4.1% of the total number of shares of Common Stock outstanding; and

  (ii) Judson and Glenn each may be deemed to be the beneficial owner of approximately 4.2% of the total number of shares of Common Stock outstanding;

in each case based on 9,290,186 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10Q for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 12, 2013.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 7 of 10 Pages

Item 4(c)	Number of shares as to which such person has:

Cycad

(i)	Sole power to vote or direct the vote:	379,331
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	379,331
(iv)	Shared power to dispose or to direct the disposition of:	0

Judson

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	385,679
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	385,679

Glenn

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	385,679
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	385,679

Item 5	Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

  Not applicable.

Item 8	Identification and Classification of Members of the Group.

  Not applicable.

Item 9	Notice of Dissolution of Group.

  Not applicable.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 8 of 10 Pages

Item 10	Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	Cycad Group, LLC

	By:	/s/ K. Leonard Judson
	Its:	President

K. Leonard Judson

	By:	/s/ K. Leonard Judson

Paul F. Glenn

	By:	/s/ K. Leonard Judson, Attorney-in-Fact*

*	Signed pursuant to a Power of Attorney (see Exhibit 2 to this Schedule 13G).

SCHEDULE 13G

CUSIP No. 18449C 10 4	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement among the Reporting Persons, dated as of October 22, 2010. Filed as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 25, 2011 and incorporated herein by reference.

Exhibit 2.	Power of Attorney of the Reporting Persons, dated as of October 13, 2010. Filed as Exhibit 24.1 to the Form 3 of the Reporting Persons filed with the Securities and Exchange Commission on October 19, 2010 and incorporated herein by reference.